GOLDEN AMERICAN                                                MINIMUM GURANTEED
LIFE INSURANCE COMPANY                                      INCOME BENEFIT RIDER

Golden American is a stock company domiciled in Delaware.
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                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                      (HEREINAFTER CALLED WE, US AND OUR)

The Contract to which this Rider is attached is hereby modified by the provisions of this Rider. This Rider's provisions control when there is a conflict between this Rider and the Contract.

Where used in this Rider the term Contract shall mean Certificate when this Rider is attached to a Certificate. This Rider becomes effective as of the Contract Date unless a different date, the Rider Date, is stated below. The term Credit is as defined in the Contract. If not defined in the Contract to which this Rider is attached, the Credit shall be zero.

MINIMUM GUARANTEED INCOME BENEFIT

This Rider provides an option to take the Minimum Guaranteed Income Benefit ("MGIB") instead of the annuity benefits payable under the Contract. This option may only be exercised at specified times, Exercise Dates, as described below and on the Schedule Page. This Rider has no cash surrender value.

MGIB provides a minimum periodic income. MGIB will be paid monthly, unless you elect to receive it less frequently. You can elect to receive MGIB on a monthly, quarterly, semi-annual, or annual basis. Payments may be subject to company minimums.

To elect to receive the MGIB, you must provide us a written election. Such election must be received by us within the 30 days prior to an Exercise Date. Your election will become effective as of the Exercise Date following receipt of your request. Exercise Dates are shown on the Schedule Page. On the Exercise Date that you elect to begin receiving the MGIB, the Contract terminates, and no other benefits under the Contract are payable. If the Contract terminates for any other reason, this Rider terminates and provides no benefits.

MGIB is determined as follows:

1) The MGIB Benefit Base on the Exercise Date less any surrender charges and premium tax and after any market value adjustments, is multiplied by;
2)   The applicable MGIB Income Factor on the Exercise Date.

The MGIB Benefit Base for determining the MGIB on the Exercise Date equals the sum of (1) the Accumulation Value in Special Funds and (2) the MGIB Base for non-Special Funds.

MGIB BASE

If this Rider is effective as of the Contract Date, the initial MGIB Base is equal to the initial premium paid for the Contract plus any credits. If this Rider is added to a Contract after the Contract Date, the initial MGIB Base shall be equal to the Accumulation Value on the Rider Date. Thereafter, the MGIB Base is increased by Eligible Premiums, and Credits thereon reduced by any Prorata Partial Withdrawal Adjustments and accumulated for the calculation period at the MGIB Rate. Eligible Premiums are defined in the Schedule Page. The MGIB Base is calculated separately for Special Funds and non-Special Funds.

MGIB RATE

The MGIB Rate is equal to the rate stated on the Schedule Page for this Rider.

On the earlier of: (1) the Contract Anniversary on which the Owner's attained age equals the MGIB maximum age stated in the Schedule, or (2) the date the MGIB Base is equal to or would exceed the Maximum MGIB Base, the MGIB Rate will be set to [zero.]

SPECIAL FUNDS

Where used in this Rider the Special Funds, if any, are listed on the Schedule Page. We reserve the right to classify newly available divisions as Special Funds from the date of availability to the Owner. We may also reclassify an



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existing   division  as  Special   Funds  or  remove  such   designation.   Such
reclassification shall be made with 30 days notice to Contract Owners, and will apply to amounts transferred or otherwise added to such division after the date of change.

PRORATA PARTIAL WITHDRAWAL ADJUSTMENT

The MGIB Base will be reduced by a Prorata Partial Withdrawal Adjustment each time a partial withdrawal is made. The Prorata Partial Withdrawal Adjustment is equal to (1) divided by (2), multiplied by (3), where: (1) is the Accumulation Value withdrawn; (2) is the Accumulation Value immediately prior to withdrawal; and (3) is the amount of MGIB Base immediately prior to the withdrawal. Separate adjustments will apply to Special and non-Special Funds.

TRANSFERS

Net transfers from Special to non-Special Funds will reduce the MGIB Base allocated to Special Funds on a pro-rata basis. There will be a corresponding increase in the MGIB Base for non-Special Funds. The amount of such increase will equal the lesser of the reduction in MGIB Base allocated to Special Funds and the net Accumulation Value transferred.

Net transfers from non-Special Funds will reduce the MGIB Base allocated to the non-Special Funds on a prorata basis. There will be a corresponding increase in the MGIB Base for Special Funds. The resulting increase in the MGIB Base allocated to Special Funds will equal the reduction in the MGIB Base allocated to non-Special Funds.

MAXIMUM MGIB BASE

The Maximum MGIB Base is shown or defined on the Schedule Page. Any addition to the Accumulation Value due to spousal continuation will have no effect on the MGIB Base or the Maximum MGIB Base. The Maximum MGIB Base is calculated separately for Special Funds and non-Special Funds. Transfers between Special Funds and non-Special Funds will affect the Maximum MGIB Base on a prorata basis.

MGIB CHARGES

Charges for this Rider will be deducted from the Contract's Accumulation Value. The rate and frequency of deduction of charges are stated on the Schedule Page. Deduction dates are measured from the Contract Date. The charge is a percentage of the total MGIB Base as of the deduction date. It is deducted in arrears from the portion of Accumulation Value allocated to the Variable Separate Account in proportion to the Accumulation Value in each division. If there is insufficient Accumulation Value in the separate account, charges will be deducted from the Fixed Division nearest maturity. An MVA adjustment may be applied to charges deducted from the Fixed Division. We may charge less than the maximum. The maximum charge is stated on the Schedule Page.

If the Contract to which the Rider is attached is terminated by surrender, cancellation or application of the Contract's value to an Income Benefit, the Rider charge for the current period will be deducted from the Accumulation Value prior to termination of the Contract. Charges will be calculated using the MGIB Charge Base immediately prior to termination.

RIDER TERMINATION

This Rider will terminate immediately under any of the following circumstances:
1.   If the Contract to which this Rider is attached terminates;
2. If you die, unless the Contract is continued on the life of your spouse, in which case the Rider will continue with your surviving spouse as Owner; or,
3.   If the Owner is not a natural person and the Annuitant dies.
4. If the Ownership of this Contract changes and the new Owner is other than the spouse of the previous Owner.
5.   If the Accumulation Value is insufficient to pay the MGIB Charge deduction.

PREMIUM TAX

Any premium taxes paid by us relating to premiums for the Contract will be deducted from the MGIB Benefit Base prior to determining the amount of MGIB payable.



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NOTIFICATION

The Company will notify the Owner 30 days prior to an Exercise Date of the Owner's options on that Exercise Date.

MGIB INCOME FACTORS

MGIB Income Factors are calculated using interest at a rate of [2.5%] per annum and, where applicable, the [Annuity 2000] Mortality Table [with improvements based on Projection Scale G]. The following are the MGIB Income Options available:

1) Income for Life (Single Life or Joint with 100% Survivor) with 10-30 Years Certain;
2)    Years Certain Income for 20-30 Years Certain.
3) Any other Income Plan offered by the Company in connection with the Rider on the Exercise Date.

Monthly Income Factors for certain ages are shown below. Factors shown are per $1000 of Rider proceeds applied to the Income Option. Income Factors for other ages and/or payment frequencies are available upon request.

Income Payments made under Option 1 will be paid for a minimum period (Certain period) and for the life of the payee after the Certain period. If the payee dies during the Certain period, payments will continue until the end of the Certain period, but will be paid to the Beneficiary.

Income Factors for Option 1 vary by sex and attained Age of the payee on the Exercise Date that MGIB begins.

                            TABLE OF INCOME FOR LIFE

                                                                       YEARS
         MALE/FEMALE                 MALE/FEMALE                      CERTAIN
AGE     10 YEAR CERTAIN            20 YEAR CERTAIN         YEARS      INCOME

[50        3.56/3.33                  3.49/3.29              20        5.27
 55        3.91/3.63                  3.78/3.56              21        5.08
 60        4.37/4.02                  4.12/3.89              22        4.90
 65        4.96/4.54                  4.47/4.27              23        4/74
 70        5.71/5.24                  4.81/4.66              24        4.60
 75        6.59/6.13                  5.06/4.98              25        4.46
 80        7.52/7.18                  5.21/5.18              26        4.34
 85        8.35/8.17                  5.26/5.26              27        4.22
 90        8.94/8.87                  5.27/5.27              28        4.12
                                                             29        4.02
                                                             30        3.93]



This Rider has no surrender value or other non-forfeiture benefits upon termination. This Rider may not be cancelled unless the Contract is terminated.


Rider Date: _________________________
(if other than Contract Date)

Signed:    /s/Barnett Chernow
              ---------------
              Barnett Chernow